SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               12 January 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 12 January 2004 re:  Board Change


11/05                                                           12 January 2005



BOARD CHANGE AT LLOYDS TSB GROUP

Lloyds TSB Group announces that Peter Ayliffe, Group Executive Director UK Retail Banking, will be leaving the company at the end of March 2005. He joined the Group in 1985, has had a successful career in the retail sector, and has been instrumental in completing the first phase of the organic growth strategy for our retail banking business.

The Group has commenced a search for a replacement to lead the next phase of the development of the retail bank, and pending an appointment, the role of Group Executive Director UK Retail Banking will be undertaken by Mike Fairey, Deputy Group Chief Executive, in addition to his existing duties.

Peter Ayliffe will step down from the board at the end of January 2005 but will remain with the company until the end of March 2005 to help with the transitional arrangements.

Group Chief Executive, Eric Daniels, said: "I am very grateful to Peter for the contribution he has made in his time with Lloyds TSB and wish him well in his future career. As I indicated in our recent trading statement: the Group expects to report earnings broadly in line with market expectations for 2004, and to make further earnings progress in 2005 and beyond."



Note to Editors: Peter Ayliffe joined Lloyds TSB in April 1985 and was appointed Group Executive Director UK Retail Banking in June 2003. He will be compensated in line with his contractual entitlement.


                                  -ends-



For further information:-


Investor Relations
Michael Oliver                                            +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                                +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk



Media
Terrence Collis                                           +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                                +44 (0) 20 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk




                            FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about
Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     12 January 2004